

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 22, 2015

Via E-mail
Mr. David G. Watkinson
Chief Executive Officer
Emgold Mining Corporation
789 West Pender Street, Suite 1010
Vancouver, B.C., V6H 1H2
Canada

> **Re: Emgold Mining Corporation**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed May 6, 2015**
> **File No. 000-51411**

Dear Mr. Watkinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014
Controls and Procedures, page 73
a) Disclosure controls and procedures, page 73

1. Please amend to disclose your conclusion regarding the effectiveness of your disclosure controls and procedures (i.e. either "effective" or "not effective") as of December 31, 2014. Please also ensure your disclosure clearly states that you assessed disclosure controls and procedures as defined by Rule 13a-15(e) of the Securities Exchange Act of 1934, either by including the full definition from Rule 13a-15(e) in your disclosure, or by reference to disclosure controls and procedures "as defined in Rule 13a-15(e)".

2. In view of your omission of both proper certifications and of certain required financial statement periods, as well as the erroneously-dated signature, it appears that your disclosure controls and procedures were not effective as of December 31, 2014. To the

extent you believe that your disclosure controls and procedures were effective, please tell us the basis for your conclusion.

b) Management's annual report on internal control over financial reporting, page 73

3. In the first sentence of your disclosure you state that your officers assessed the effectiveness of your internal controls over financial reporting as of December 31, <u>2013</u>. You later state that management concluded on the effectiveness of your internal controls over financial reporting "as at the date of the audit report," which is April 28, 2015. Item 15(b)(3) of Form 20F requires management to assess the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year: December 31, 2014. Please amend your filing and modify your disclosure accordingly.

4. In your disclosure you state that management concluded that the Company's internal control over financial reporting is effective to provide reasonable assurance regarding "the reliability of financial reporting and the perpetration of financial statements for external reporting purposes." Because the definition of internal controls over financial reporting in Rule 13a-15(f) of the Securities Exchange Act of 1934 is broader than "the reliability of financial reporting and the perpetration of financial statements for external reporting purposes," your inclusion of this phrase appears to be a qualification or limitation on your conclusion. Please amend your disclosure to clearly state, without qualification or limitation, management's conclusion of the effectiveness of your internal control over financial reporting (i.e. either "effective" or "not effective").

5. On May 14, 2013, COSO issued an updated Internal Control – Integrated Framework (the "2013 COSO Framework"). Please expand your disclosure in your amendment to clearly identify whether you used the 2013 COSO Framework or the previous framework (the 1992 COSO Framework) in your assessment of your internal controls over financial reporting.

Signatures

6. The date of your filing on the signature page of the Form 20-F appears to be an error. Please ensure your amendment is currently dated.

Exhibit F-1: Financial Statements

7. We note you present only two years of audited financial statements. Please amend your filing to include audited comparative financial statements that cover the latest three fiscal years as required by Item 8.A.2 of Form 20-F. Please note that you may omit the balance sheet for the earliest of the three years in accordance with Instruction 1 to Item 8.A.2 of Form 20-F if that balance sheet is not required by a jurisdiction outside the United States. Please ensure to include an audit report (or series of audit reports) that

covers all financial statements and periods required to be presented. Refer to Item 8.A.2 and 3 of Form 20-F and the related Instructions.

Exhibits 12 and 13 – Certifications

8.   We note you have filed certifications that are prescribed by Canadian National Instrument 52-109 with your Form 20-F. Please amend your filing to include certifications from your principal executive officer and principal financial officer in the form prescribed by the instructions as to exhibits of Form 20-F. Refer to Rules 13a-14(a) and 13a-14(b) of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining